UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 21, 2026

APEX TREASURY CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42916	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2035 Regatta Drive Vero Beach, Florida	32963
(Address of principal executive offices)	(Zip Code)

(772) 588-4799

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	APXTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	APXT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	APXTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On July 21, 2026, Apex Treasury Corporation, a blank check Cayman Islands exempted company (the “Purchaser” or “Apex”), Stepping Stone Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Purchaser (“Merger Sub”), and TECfusions, Inc., a Florida corporation (the “Company” or “TECfusions”), entered into a business combination agreement (the “Business Combination Agreement”) that contemplates a $4.0 billion equity valuation of the Company and an all-stock combination transaction. The Company is an AI infrastructure company focused on designing, building, and leasing next-generation data centers.

Pursuant to the Business Combination Agreement, the parties thereto will enter into a business combination transaction by which, among other things, (i) the Purchaser will transfer to by way of continuation and domesticate as a Delaware corporation and (ii) Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger and becoming a direct, wholly-owned subsidiary of the Purchaser. Upon closing of the Merger (the “Closing,” and the date on which the Closing occurs, the “Closing Date”), the Company will become a direct, wholly-owned subsidiary of Purchaser and the combined company will be a publicly traded company operating under the TECfusions brand. The combined company’s common stock is expected to trade on Nasdaq under the ticker symbol “TECF.”

Business Combination Agreement

The Domestication

Subject to satisfaction or waiver of the closing conditions of the Business Combination Agreement (as described below), prior to or on the Closing Date , the following events will occur in connection with the Purchaser changing its jurisdiction of organization from the Cayman Islands to Delaware:

(a)	each then issued and outstanding Class B ordinary share of the Purchaser, par value $0.0001 per share (each, a “Class B Ordinary Share”), will convert (the “Sponsor Share Conversion”) automatically, on a one-for-one basis, into one Class A ordinary share of the Purchaser, par value $0.0001 per share (each, a “Class A Ordinary Share”);

(b)	immediately after the Sponsor Share Conversion, the Purchaser will transfer by way of continuation and deregistration to and domesticate as a Delaware corporation (such continuation and domestication, the “Domestication”); and

(c)	in connection with, and after giving effect to, the Domestication, (i) each then issued and outstanding Class A Ordinary Share will convert automatically, on a one-for-one basis, into one share of common stock of the Purchaser, par value $0.0001 per share (“Common Stock”), (ii) each then issued and outstanding warrant of the Purchaser will convert automatically into a warrant to acquire one (1) share of Common Stock (each a “Domesticated Purchaser Warrant”), and (iii) each then issued and outstanding unit of the Purchaser will be canceled and will thereafter entitle the holder thereof to one share of Common Stock and one-half of one Domesticated Purchaser Warrant in accordance with the terms of the applicable unit (provided that no fractional Domesticated Purchaser Warrants will be issued).

Conversion of Securities

Pursuant to the terms of the Business Combination Agreement, the aggregate consideration (“Aggregate Consideration”) to be paid to the existing stockholders of the Company (the “Company Stockholders”) at the Closing is 400.0 million newly issued shares of Common Stock, equal to the $4.0 billion base purchase price divided by $10.00 per share.

At the effective time of the Merger (the “Effective Time”), each (i) share of common stock of the Company (each a “Company Share”) issued and outstanding immediately prior to the Effective Time, other than shares owned by the Purchaser, Merger Sub or the Company (in treasury or otherwise), will be canceled and converted into the right to receive a number of shares of Common Stock equal to the Exchange Ratio, which is equal to the Aggregate Consideration divided by the Company fully diluted shares count, and (ii) each outstanding and unexercised option to purchase Company Shares, whether or not then vested or fully exercisable, will be canceled and converted into an option to purchase shares of Domesticated Purchaser Common Stock. Any Company Share subject to vesting or forfeiture provisions immediately prior to the Effective Time will continue to be subject to the same vesting and forfeiture provisions after conversion.

Registration Statement

As promptly as practicable after the date of the Business Combination Agreement and following receipt by the Purchaser of the audited consolidated financial statements of the Company for the period from January 1, 2024 through December 31, 2025, audited in accordance with PCAOB auditing standards (the “PCAOB Financial Statements”), and any other audited or unaudited financial statements of the Company and its subsidiaries required by applicable law to be included in the Registration Statement (the “Financial Statements”), the Purchaser and the Company will jointly prepare and the Purchaser will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, or other appropriate form (the “Registration Statement”), which will include a prospectus with respect to the Purchaser’s securities to be issued in connection with the Business Combination Agreement and a proxy statement (the “Proxy Statement” and, together with the Registration Statement, the combined document is referred to as the “Proxy Statement/Registration Statement”) to be distributed to the Purchaser’s shareholders in connection with the matters to be submitted to the Purchaser’s shareholders for approval.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of (a) the Purchaser and Merger Sub and (b) the Company and its subsidiaries, in each case relating to, among other things, their ability to enter into the Business Combination Agreement, their outstanding capitalization, due organization, compliance with laws and other corporate matters. The representations and warranties of the Purchaser, the Company and Merger Sub will not survive the Closing, with the exception of fraud claims, and the Business Combination Agreement does not provide for indemnification with respect to any of the representations and warranties of the parties thereto.

Covenants

The Business Combination Agreement contains customary covenants of the parties, including, among others, covenants requiring (i) the parties to conduct their respective businesses in the ordinary course through the Closing Date, (ii) the Company and its subsidiaries to comply with certain restrictions on soliciting or engaging in discussions regarding certain alternative transactions, (iii) the Purchaser and the Company to prepare and the Purchaser to file with the SEC the Registration Statement, and (iv) the Company to deliver to the Purchaser the PCAOB Financial Statements and the Financial Statements as soon as reasonably practicable following the date of the Business Combination Agreement, and in any event, no later than September 30, 2026. The Company is required to seek approval of the Company Stockholders in the form of a written consent resolution (the “Company Stockholder Consent”) within 72 hours after the Proxy Statement/Registration Statement is declared effective by the SEC and delivered or otherwise made available to the Company Stockholders. None of the covenants and agreements of the parties contained in the Business Combination Agreement will survive the Closing, except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing.

Governance

The Business Combination Agreement provides that, effective as of the Closing, the board of directors of the Purchaser (the “Board”) will consist of five (5) directors divided into three (3) classes of directors with staggered terms. One (1) director will be designated by the Sponsor, and will be assigned to the third class of directors, with an initial term expiring at the third annual meeting of stockholders following the Closing, and the remaining directors will each be designated by the Company prior to the Closing. The executive officers of Purchaser immediately following the Closing will be the individuals designated by the Company. If the number of directors serving on the Board is increased or decreased, the number of directors per each class will be apportioned by the Board so as to maintain the proportion of directors in each class as nearly equal as possible.

Closing; Conditions to Closing

The Closing will occur no later than the third business day following the satisfaction or waiver of all of the closing conditions, or at such other time or in such other manner as agreed upon by the Purchaser and the Company in writing.

The obligations of the parties to consummate the Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are subject to the satisfaction or waiver (where permissible) of customary closing conditions set forth in the Business Combination Agreement, including: (i) approval of the Transactions by the shareholders of the Purchaser and the Company Stockholders; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, will have expired or been terminated; (iii) the Proxy Statement/Registration Statement having become effective under the Securities Act of 1933, as amended (the “Securities Act”); (iv) the Purchaser’s shares of Common Stock to be issued in connection with the Transactions will be conditionally approved for listing upon the Closing on Nasdaq subject to any requirement to have a sufficient number of round lot holders of Common Stock; (v) no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law or governmental order that is then in effect that makes the Merger illegal or otherwise prevents or prohibits the Closing; (vi) no Purchaser Material Adverse Effect or Company Material Adverse Effect (each as defined in the Business Combination Agreement) will have occurred since the date of the Business Combination Agreement that is continuing and uncured; (vii) the Domestication will have been completed; and (viii) unless waived by the Company, there will be at least $45.0 million in Available Closing Cash (as defined in the Business Combination Agreement) as of the Closing.

Termination

The Business Combination Agreement may be terminated prior to the Closing in the following circumstances:

(a)	by mutual written consent of the Purchaser and the Company;

(b)	by the Company if the Purchaser’s board of directors withdraws, amends, qualifies or modifies its recommendation to the Purchaser’s shareholders that they vote in favor of the Transactions;

(c)	by either the Company or the Purchaser if the Purchaser’s shareholders do not approve the Transactions;

(d)	by either the Company or the Purchaser if the Closing has not occurred by March 31, 2027 and no breach or violation of the Business Combination Agreement by the party seeking to terminate caused or resulted in the failure of the Transactions to be consummated by such time;

(e)	by either the Company or the Purchaser if any governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such order or other action has become final and non-appealable;

(f)	by either the Company or the Purchaser, upon a material breach of any representation, warranty, covenant or agreement on the part of the other in the Business Combination Agreement which would result in a failure of a closing condition and such breach is not cured within 20 days following receipt of a written notice of such breach;

(g)	by either the Company or the Purchaser if all of the closing conditions are satisfied or waived and the other fails to effect the Closing within five business days after the other has irrevocably confirmed in writing it is ready, willing and able to consummate the Closing; or

(h)	by the Purchaser if (i) the Company fails to deliver the PCAOB Financial Statements and the Financial Statements on or before September 30, 2026 or (ii) the Company fails to obtain and deliver the Company Stockholder Consent within five (5) business days after the Registration Statement is declared effective under the Securities Act.

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective representatives, except that (i) certain provisions, including those relating to public announcements, confidential information, and miscellaneous matters, will survive termination, and (ii) nothing will relieve any party from liability for any willful breach or any fraud claim occurring prior to such termination.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and any related agreements. The Business Combination Agreement is included to provide securityholders with information regarding its terms. It is not intended to provide any other factual information about the Purchaser, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Purchaser, Merger Sub and the Company contained in the Business Combination Agreement are solely for the benefit of the parties to the Business Combination Agreement, are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to securityholders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and agreements set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Investors and securityholders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Purchaser’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

PIPE Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, the Purchaser and an institutional accredited investor (the “PIPE Investor”) entered into the PIPE subscription agreement (the “PIPE Subscription Agreement”), pursuant to which the Purchaser has agreed to issue, and the PIPE Investor has agreed to subscribe for, 3.5 million Purchaser Class A Ordinary Shares (the “PIPE Shares”) to be issued by the Purchaser at a price per share of $10.00, for an aggregate purchase price of $35 million (the “PIPE Investment”). The closing of the PIPE Investment is conditioned upon the substantially concurrent consummation of the Business Combination.

Following the closing of the Business Combination, if, on the date the Initial Registration Statement (as defined below) is declared effective by the SEC (the “Measurement Date”), the Common Stock is trading on Nasdaq at a price per share which is less than $10.00 (the “Measurement Price”), the Purchaser will, at its option, either (i) remit to the PIPE Investor a cash amount equal to the product of (1) the difference between $10.00 and the greater of the Measurement Price and $5.00, multiplied by (2) the number of PIPE Shares, or (ii) issue to the PIPE Investor, for no additional consideration, a number of additional shares of Common Stock (the “Make-Whole Shares”) equal to the quotient obtained by dividing (A) the cash amount that would be payable pursuant to clause (i), calculated after giving effect to the $5.00 per share floor, by (B) the actual Measurement Price, without giving effect to such floor.

The PIPE Subscription Agreement provides certain resale registration rights for the PIPE Investor. In particular, the Purchaser is required to file with the SEC, within 20 business days after the Closing Date, a registration statement covering the resale of the PIPE Shares (the “Initial Registration Statement”) and, if Make-Whole Shares are issued, to file with the SEC a registration statement within 45 business days after the issuance of such Make-Whole Shares covering such Make-Whole Shares (the “Make-Whole Registration Statement”, and together with the Initial Registration Statement, the “PIPE Registration Statements”), and, in each case, the Purchaser agrees to use its commercially reasonable efforts to have each PIPE Registration Statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies the Purchaser that it will “review” the applicable PIPE Registration Statement and (ii) 10 business days after the Purchaser is notified by the SEC that the applicable PIPE Registration Statement will not be “reviewed” or will not be subject to further review. The Purchaser has agreed to use its commercially reasonable efforts to keep each PIPE Registration Statement effective until the earliest of (i) the date on which the PIPE Shares or the Make-Whole Shares, as applicable, may be resold without volume or manner of sale limitations pursuant to Rule 144 under the Securities Act, (ii) the date on which such PIPE Shares or Make-Whole Shares, as applicable, have actually been sold and (iii) the second anniversary of the Closing Date. If the Purchaser fails to cause the applicable PIPE Registration Statement to be declared effective by the SEC within the applicable time period specified above, then the Purchaser will pay the PIPE Investor liquidated damages in an amount equal to $10,000 for each trading day during which such failure continues, beginning on the first trading day after the applicable deadline until the applicable PIPE Registration Statement has been declared effective by the SEC. Any amount due under the foregoing sentence will be paid by the Purchaser within five business days after the applicable PIPE Registration Statement has ultimately been declared effective.

The PIPE Subscription Agreement will terminate, and be of no further force and effect upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) the mutual written agreement of the parties to the PIPE Subscription Agreement to terminate such agreement, (c) if any of the conditions precedent set forth in Section 3.2 of the PIPE Subscription Agreement are not satisfied or waived on or prior to the closing of the PIPE Investment and, as a result thereof, the transactions contemplated by the PIPE Subscription Agreement are not consummated at such closing or (d) March 31, 2027.

The foregoing description of the PIPE Subscription Agreement is qualified in its entirety by reference to the full text of the PIPE Subscription Agreement, a copy of which is filed as Exhibit 10.1 to this Report and is incorporated herein by reference.

Stockholder Support Agreement

On July 21, 2026, the Purchaser, the Company and the Company Stockholder party thereto entered into a Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Company Stockholder party thereto agreed (a) to attend and vote at any meeting of the Company Stockholders (including any postponement or adjournment thereof) and execute and deliver the Company Stockholder Consent or other approval of the Company Stockholders requested by the Company, with respect to all of the (i) Company Shares held by the Company Stockholder party thereto and (ii) Company Shares of which beneficial ownership, record ownership, and/or the power to vote (including, without limitation, by proxy or power of attorney) is acquired by such Company Stockholder prior to the termination of the Stockholder Support Agreement (the “Interests”) held by the Company Stockholder party thereto (A) in favor of the approval and adoption of the Business Combination Agreement, the Merger and the other Transactions, and (B) against any action, agreement or transaction or proposal that would reasonably be expected to prevent, impede, interfere with, delay, postpone or adversely affect the Merger or the other Transactions in any material respect and (b) not to transfer any of its Interests prior to the Closing, subject to certain exceptions.

The foregoing description of the Stockholder Support Agreement is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is filed as Exhibit 10.2 to this Report and is incorporated herein by reference.

Sponsor Support Agreement

On July 21, 2026, Apex Treasury Sponsor LLC, the existing sponsor of the Purchaser (the “Sponsor”), the Company, the Purchaser and certain existing shareholders of the Purchaser named therein, executed a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor and the other Purchaser shareholders party thereto agreed (a) to vote all of the Purchaser ordinary shares that they hold in favor of the Business Combination Agreement, the Transactions and any related actions, and against any other transactions or proposals intended, or that would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect and (b) not to transfer or redeem any of the Purchaser ordinary shares held by them prior to the Closing, subject to certain exceptions.

Additionally, pursuant to the Sponsor Support Agreement, the Sponsor agreed to forfeit certain of its Purchaser Class B Ordinary Shares (in an aggregate amount not to exceed 3.15 million) effective as of immediately prior to (and contingent upon) the Closing. The total number of Class B Ordinary Shares to be forfeited by the Sponsor is equal to the sum of (i) 50% of the number of new shares (if any) to be issued by the combined company at the Closing as consideration or inducement payments pursuant to the terms of any non-redemption agreements or subscription agreements entered into by Purchaser in connection with the PIPE Investment or other forms of financings, plus (ii) the product of the percentage of Purchaser Class A Ordinary Shares redeemed in connection with the Transactions, multiplied by the total number of Sponsor’s remaining Purchaser Class B Ordinary Shares (after giving effect to forfeitures in the immediately preceding clause (i)); provided, however, that in no event will the aggregate number of forfeited Sponsor Class B Ordinary Shares exceed 3.15 million.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.3 to this Report and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the Closing, the Purchaser, certain of the Purchaser’s shareholders (including Sponsor) and certain of the Company Stockholders will enter into an Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit E to the Business Combination Agreement (the “Registration Rights Agreement”), which will amend and restate the Purchaser’s existing registration rights agreement. Pursuant to the terms of the Registration Rights Agreement, effective upon the Closing, the Purchaser will, within 20 business days after the Closing, file with the SEC (at the Purchaser’s sole cost and expense) a shelf registration statement (the “Shelf Registration Statement”) registering the resale of certain securities held by or issuable to the Purchaser’s stockholders party thereto (“Registration Rights Holders”), and the Purchaser will use its reasonable best efforts to have the Shelf Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Registration Rights Holders can demand underwritten offerings and will be entitled to certain customary piggyback registration rights, in each case subject to certain limitations set forth in the Registration Rights Agreement.

The foregoing description of the form of Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement, filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, certain of the Purchaser’s shareholders (including Sponsor) and the Company Stockholders will enter into Lock-Up Agreements with the Purchaser substantially in the form attached as Exhibit F to the Business Combination Agreement (each a “Lock-Up Agreement”). Each Lock-Up Agreement will provide that the securities held by such stockholder of the Purchaser will be subject to transfer restrictions (subject to certain customary exceptions) for the period commencing on the Closing Date and ending on the earliest to occur of (x) the six-month anniversary of the Closing Date and (y) subsequent to the Closing, (A) if the last sale price of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading day period commencing at least 90 days after the Closing or (B) the date on which Purchaser completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. In addition, the Company’s founder and controlling stockholder, Mr. Simon Tusha (and his respective trust(s) and controlled entities), will be permitted under the Lock-Up Agreement to sell up to $100 million in aggregate gross sales price of his shares of Common Stock at any time following the effective date of the Shelf Registration Statement.

The foregoing description of the form of Lock-Up Agreement is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit F to the Business Combination Agreement, filed as Exhibit 2.1 to this Report, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “PIPE Subscription Agreement” is incorporated by reference in this Item 3.02. The PIPE Shares (and any related Make-Whole Shares) will be issued to the PIPE Investor in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 8.01 Other Events.

On July 22, 2026, the Purchaser and the Company issued a joint press release announcing the execution of the Business Combination Agreement. The press release is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Filed herewith as Exhibit 99.2 and incorporated herein by reference is an investor presentation that the Purchaser and the Company have prepared for use in connection with the Business Combination Agreement.

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Additional Information

In connection with the proposed business combination, Apex and the Company intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to Apex’s shareholders in connection with Apex’s solicitation for proxies for the vote by Apex’s shareholders in connection with the proposed business combination and other matters to be described therein, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Apex as of the record date established for voting on the proposed business combination.

This Report does not contain all the information that should be considered concerning the proposed business combination and is not a substitute for the Registration Statement, preliminary or definitive proxy statement/prospectus or for any other document that Apex may file with the SEC. Before making any voting or investment decision, Apex shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the Registration Statement, definitive proxy statement/prospectus, as well as other documents filed with the SEC by Apex in connection with the proposed business combination because these documents will contain important information about Apex, the Company and the proposed business combination.

Shareholders will be able to obtain copies of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Apex with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Apex may be obtained free of charge from Apex’s website at https://www.apextreasurycorp.com. The information contained on, or that may be accessed through, the websites referenced in this Report is not incorporated by reference into, and is not a part of, this Report.

Participants in the Solicitation

Apex, the Company and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Apex’s shareholders in connection with the proposed business combination. Information regarding the persons who may be deemed participants will be set forth in the proxy statement/prospectus when filed by Apex with the SEC. You can find more information about Apex’s directors and executive officers in the Registration Statement and the proxy statement/prospectus which forms a part thereof, once available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement and the proxy statement/prospectus which forms a part thereof when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Note Regarding Forward Looking Statements

This Report contains forward-looking statements, including projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding TECfusions’ ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding TECfusions’ ability to execute its business model; expectations regarding TECfusions’ ability to attract, retain, and expand its customer base; TECfusions’ expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; TECfusions’ ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services or technologies; the successful consummation and potential benefits of the proposed business combination, including the anticipated PIPE financing; and the potential for TECfusions to increase in value. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are provided for illustrative purposes only and must not be relied on as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results, levels of activity, performance or achievements of the combined company following the proposed business combination (the “Combined Company”) to be materially different from any future results expressed or implied by such statements. Such risks and uncertainties include: that TECfusions is pursuing an emerging technology and may not achieve commercialization or market acceptance; TECfusions’ historical net losses and limited operating history; expectations regarding future financial performance, capital requirements and unit economics; TECfusions’ competitive landscape; dependence on key management; the potential need for additional future financing; TECfusions’ ability to manage growth; reliance on strategic partners and third parties; risks associated with privacy, data protection or cybersecurity incidents; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws, regulations, taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting; the possibility that required regulatory approvals for the proposed business combination are delayed or not obtained; the risk that Apex shareholders could elect to have their shares redeemed; the outcome of any legal proceedings or government investigations; failure to realize the anticipated benefits of the proposed business combination; and other factors described in Apex’s filings with the SEC. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TECfusions nor Apex presently know or that TECfusions or Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TECfusions’ and Apex’s expectations, plans or forecasts of future events and views as of the date of this Report. Neither TECfusions nor Apex undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of TECfusions, Apex or the Combined Company, following the implementation of the proposed business combination or otherwise. Accordingly, undue reliance should not be placed on these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

An investment in Apex is not an investment in any of our founders’ or Sponsor’s past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Apex, which may differ materially from the performance of our founders’ or Sponsor’s past investments.

No Offer or Solicitation

The securities to which this Report relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This Report relates to securities that Apex intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. This Report and any statements made in connection with this Report are for informational purposes only and do not constitute an offer to sell or the solicitation of an offer to buy, or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale of securities in any jurisdiction in which, or to any person to whom, such offer, solicitation or sale may be unlawful under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or exemption therefrom.

Investment in any securities described herein has not been approved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the business combination or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Number	Description

2.1*§	Business Combination Agreement, dated as of July 21, 2026, by and among Apex Treasury Corporation, Stepping Stone Merger Sub, Inc., and TECfusions, Inc.

10.1*§	PIPE Subscription Agreement, dated July 21, 2026, by and between Apex Treasury Corporation and Eleven Ventures LLC

10.2§	Stockholder Support Agreement, dated as of July 21, 2026, by and among Apex Treasury Corporation, TECfusions, Inc. and the stockholder of TECfusions, Inc. party thereto

10.3*§	Sponsor Support Agreement, dated as of July 21, 2026, by and among TECfusions, Inc., Apex Treasury Corporation, Apex Treasury Sponsor LLC and the other shareholders of Apex Treasury Corporation party thereto

99.1	Joint Press Release of TECfusions, Inc. and Apex Treasury Corporation issued July 22, 2026

99.2	Investor Presentation, dated July 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and/or exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. Apex Treasury Corporation agrees to furnish supplementally a copy of any omitted schedule and/or exhibit to the Securities and Exchange Commission upon request.

§	Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 22, 2026

APEX TREASURY CORPORATION

By:	/s/ Hugh Cochrane
Name:	Hugh Cochrane
Title:	Co-Chief Executive Officer